UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE MICHAELS COMPANIES, INC.

(Name of Subject Company (Issuer))

MAGIC MERGECO, INC.

(Offeror)

A direct wholly owned subsidiary of

MAGIC ACQUIRECO, INC.

(Parent of Offeror)

APOLLO MANAGEMENT IX, L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.067751 PER SHARE

(Title of Class of Securities)

59408Q106

(CUSIP Number of Class of Securities)

Magic MergeCo, Inc.

c/o Apollo Management IX, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gregory B. Klein

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars – 29th Floor

Los Angeles, CA 90067

(310) 407-7500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,298,666,432.00	$359,884.51

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 142,039,199 shares of common stock, par value $0.067751 per share (“Shares”), of The Michaels Companies, Inc., a Delaware corporation (“Michaels”), issued and outstanding multiplied by the offer price of $22.00 per Share, (ii) 6,331,265 Shares issuable pursuant to outstanding restricted stock units multiplied by the offer price of $22.00 per Share, and (iii) the net offer price for options to purchase 3,370,725 Shares with an exercise price less than $22.00 per Share (which is calculated by multiplying the number of Shares underlying such in-the-money stock options by an amount equal to $22.00 per Share minus the weighted average exercise price of $11.76 per Share). The foregoing share figures have been provided by Michaels and are as of March 11, 2021, the most recent practicable date.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by (i) Magic AcquireCo, Inc., a Delaware corporation (“Parent”), (ii) Magic MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and (iii) Apollo Management IX, L.P., a Delaware limited partnership (“Apollo Management IX”). Purchaser is a wholly owned subsidiary of Parent, Parent is controlled by certain equity funds managed by Apollo Management IX (the “Apollo Funds”). This Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.067751 per share (“Shares”), of The Michaels Companies, Inc., a Delaware corporation (“Michaels”), at a price of $22.00 per Share, net to the seller in cash without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated March 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

(a)    The name, address, and telephone number of the subject company’s principal executive offices are as follows:

The Michaels Companies, Inc.

3939 West John Carpenter Freeway

Irving, Texas 75063

(972) 409-1300

(b)    This Schedule TO relates to the Offer by Purchaser to purchase all of the issued and outstanding Shares. According to Michaels, as of the close of business on March 11, 2021, there were 142,039,199 Shares issued and outstanding, 6,331,265 Shares issuable under outstanding restricted stock units and 3,370,725 Shares issuable under outstanding stock option grants with an exercise price of less than $22.00 per Share and with a weighted average exercise price of $11.76 per Share.

(c)    The information set forth under the caption THE TENDER OFFER - Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4. Terms of the Transaction.

(a)    The information set forth in the Offer to Purchase is incorporated herein by reference, including the following sections incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 1 (“Terms of the Offer”)

THE TENDER OFFER - Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER - Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER - Section 4 (“Withdrawal Rights”)

THE TENDER OFFER - Section 5 (“Material United States Federal Income Tax Consequences”)

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Michaels”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Michaels”)

THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER - Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER - Section 19 (“Miscellaneous”)

Subsections (a)(1)(ix) and (xi) and (a)(2)(vi) are not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Michaels”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Michaels”)

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Michaels”)

(c) (1)-(7) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Michaels”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Michaels”)

THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER - Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 9 (“Source and Amount of Funds”)

Item 8. Interest in Securities of the Subject Company.

(a), (b)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Michaels”)

THE TENDER OFFER - Section 18 (“Fees and Expenses”)

Item 10. Financial Statements.

(a)    Not applicable.

(b)    Not applicable.

Item 11. Additional Information.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Michaels”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Michaels”)

THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER - Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER - Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 16, 2021.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement, as published in the Wall Street Journal on March 16, 2021.

(a)(5)(A)	Joint Press Release issued by Michaels and Parent on March 3, 2021 (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of Michaels filed with the Securities and Exchange Commission on March 3, 2021).

(a)(5)(B)	Press Release issued by Parent on March 16, 2021.

(b)(1)	Debt Commitment Letter, dated March 2, 2021, from Wells Fargo Bank, National Association, Bank of America, N.A, Barclays Bank PLC, Credit Suisse AG, Credit Suisse Loan Funding LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Mizuho Bank, Ltd., Royal Bank of Canada and RBC Capital Markets, LLC to Parent.

Exhibit No.	Description

(b)(2)	Debt Commitment Letter, dated March 2, 2021, from Credit Suisse AG, Credit Suisse Loan Funding, LLC, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Barclays Bank PLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Mizuho Bank, Ltd., Royal Bank of Canada, RBC Capital Markets, LLC, Bank of America, N.A. and BofA Securities, Inc. to Parent.

(d)(1)	Agreement and Plan of Merger, dated as of March 2, 2021, by and among Michaels, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Michaels with the Securities and Exchange Commission on March 3, 2021).

(d)(2)	Confidentiality Agreement, dated January 20, 2021, between Michaels and Apollo Management IX, L.P.

(d)(3)	Limited Guarantee, dated as of March 2, 2021, by Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners IX, L.P. and Apollo Overseas Partners (Lux) IX, SCSp in favor of Michaels.

(d)(4)	Equity Commitment Letter, dated as of March 2, 2021, from Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners IX, L.P. and Apollo Overseas Partners (Lux) IX, SCSp to Parent.

(d)(5)	Tender and Support Agreement, dated as of March 2, 2021, by and among Magic AcquireCo, Inc., Magic MergeCo, Inc., Bain Capital Integral Investors 2006, LLC and BCIP TCV, LLC (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Michaels with the SEC on March 3, 2021).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGIC MERGECO, INC.

By	/s/ James Elworth
Name:	James Elworth
Title:	Vice President
Date:	March 16, 2021

MAGIC ACQUIRECO, INC.

By	/s/ James Elworth
Name:	James Elworth
Title:	Vice President
Date:	March 16, 2021

APOLLO MANAGEMENT IX, L.P.
By	AIF IX Management, LLC, its General Partner

By	/s/ James Elworth
Name:	James Elworth
Title:	Vice President
Date:	March 16, 2021

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 16, 2021.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement, as published in the Wall Street Journal on March 16, 2021.

(a)(5)(A)	Joint Press Release issued by Michaels and Parent on March 3, 2021 (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of Michaels filed with the Securities and Exchange Commission on March 3, 2021).

(a)(5)(B)	Press Release issued by Parent on March 16, 2021.

(b)(1)	Debt Commitment Letter, dated March 2, 2021, from Wells Fargo Bank, National Association, Bank of America, N.A, Barclays Bank PLC, Credit Suisse AG, Credit Suisse Loan Funding LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Mizuho Bank, Ltd., Royal Bank of Canada and RBC Capital Markets, LLC to Parent.

(b)(2)	Debt Commitment Letter, dated March 2, 2021, from Credit Suisse AG, Credit Suisse Loan Funding, LLC, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Barclays Bank PLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Mizuho Bank, Ltd., Royal Bank of Canada, RBC Capital Markets, LLC, Bank of America, N.A. and BofA Securities, Inc. to Parent.

(d)(1)	Agreement and Plan of Merger, dated as of March 2, 2021, by and among Michaels, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Michaels with the Securities and Exchange Commission on March 3, 2021).

(d)(2)	Confidentiality Agreement, dated January 20, 2021, between Michaels and Apollo Management IX, L.P.

(d)(3)	Limited Guarantee, dated as of March 2, 2021, by Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners IX, L.P. and Apollo Overseas Partners (Lux) IX, SCSp in favor of Michaels.

(d)(4)	Equity Commitment Letter, dated as of March 2, 2021, from Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners IX, L.P. and Apollo Overseas Partners (Lux) IX, SCSp to Parent.

(d)(5)	Tender and Support Agreement, dated as of March 2, 2021, by and among Magic AcquireCo, Inc., Magic MergeCo, Inc., Bain Capital Integral Investors 2006, LLC and BCIP TCV, LLC (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Michaels with the SEC on March 3, 2021).

(g)	None.

(h)	None.